EXHIBIT 99.1

Revolutionizing Vaccine Discovery: New Data Validates Evaxion AI Platform, Offering Promise to Reduce Risk and Cost in Infectious Disease Vaccine Development

  Evaxion is the first organization to validate an AI model that outcompetes state-of-the-art vaccine development
  Evaxion's AI model predicts vaccine efficacy in infectious disease models
  These results mean using EDENTM will allow for a faster, cheaper, and lower-risk vaccine development compared to current approaches

COPENHAGEN, Denmark, Sept. 11, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion" or the "Company"), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, has achieved a groundbreaking milestone in vaccine discovery with the validation of its AI-powered vaccine discovery platform, EDENTM. Data will be shared at the Vaccines Europe conference in Berlin, Germany, taking place from September 14th to 15th.

Evaxion's newly appointed CEO, Christian Kanstrup, commented, "These exciting results highlight the unique ability of our AI platforms to quickly generate novel targets. This acceleration in vaccine development not only reduces costs but also minimizes risks, particularly impacting areas with high unmet medical needs lacking existing vaccines. We are truly excited about this opportunity to make a significant difference in the fight against the growing challenge of bacterial diseases. I look forward to discussing these groundbreaking findings with potential partners."

"We are thrilled to present clear evidence validating EDENTM's ability to select immunologically relevant vaccine targets in a completely automated and unbiased fashion. Through proteome-wide AI predictions, this tool not only identifies protective proteins but also predicts the protection level each offers," remarked Founder and Chief AI Officer Andreas Holm Mattsson.

Andreas Holm Mattsson concluded, "Evaxion thus becomes the first organization to identify and design bacterial vaccine antigens solely through computational methods, outcompeting reverse vaccinology approaches. We believe this heralds a paradigm shift in vaccine discovery."

The talk titled "Novel AI-Powered Vaccine Target Discovery Platforms for Bacterial & Viral Infectious Diseases" will be featured at Vaccines Europe 2023, showcasing compelling data affirming EDENTM capabilities through multiple bacterial pathogens and preclinical infection models. Notably, the antigens predicted by EDENTM to offer the highest level of protection are those found to perform best in preclinical infection models, confirming their potential as vaccine components. This correlation between AI prediction and in vivo protection has been established for multiple bacterial pathogens for which human vaccines are currently unavailable.

About EDENTM

EDENTM is a proprietary AI platform capable of rapidly identifying those antigens that will trigger a robust and highly protective immune response against virtually any bacterial infectious disease. EDENTM is fully AI-driven and designed to identify vaccine candidates faster and cheaper than current state-of-the-art methods. With EDENTM, we take a novel approach to vaccine development to combat the rising global issue of antibiotic resistance. For more information, visit our website.

About EVAXION

Evaxion Biotech A/S is a clinical-stage biotech company developing world-leading AI platforms. Evaxion's proprietary and scalable technologies harness the power of AI to decode the human immune system and develop novel immunotherapies for cancer, bacterial, and viral diseases. The company is committed to transforming patients' lives with unmet clinical needs by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking immunotherapies, please visit www.evaxion-biotech.com.

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech